WOODMEN FINANCIAL SERVICES

ASSERTIONS REGARDING EXEMPTION PROVISIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

We, as members of management of Woodmen Financial Services ("the Company"), are responsible for compliance with the annual requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(2)(ii)* – The Company is an introducing broker dealer with all transactions clearing on a fully disclosed basis.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision throughout the period from January 1, 2015 through December 31, 2015 except as described in Attachment A.

Woodmen Financial Services

I, Vesta Pudenz, affirm that to my best knowledge and belief, this Exemption Report is true and correct.



Manager, FinOp, Co-Chief Compliance Officer

February 18, 2016

Attachment A

Note: To calculate the "total number of days" WFS used the date of the check. The date of the check DOES NOT always mean the day the Rep. received it.

Check Number	Check Dated	Date Received in the Home Office	Date Home Office forwarded to Fund Company	Check Date to Date Rec'd in Home Office (total # of days including holidays and weekends)	Date Rec'd in H.O. to date Forwarded (Close Date)	Total Number of Days	Comments
1355	04/13/2015	04/27/2015	04/27/2015	14	0	14	Rep held check, informed this is his first only warning